SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	QuantiQ Distribuidora Ltda. (“quantiQ”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”).
Relation with the issuer	Petrobras. Petrobras holds a 47.03% interest in Braskem’s voting capital and 36.11% of its total capital. Braskem holds a 100%, directly and indirectly of total capital in quantiQ
Object

Extension for the annual period and with the same terms and conditions of the Purchase and Sale Agreement of aliphatic solvents, such as turpentine, hexane, solvent for rubber and solvent medium, provided by Petrobras for quantiQ

Main terms and conditions

Extension of sales agreement from solvents and aliphatic produced by Petrobras in your units and refineries.

Validity: from July 01, 2015 until March 03, 2016 – Extended until March 31, 2017.

Price: confidentiality agreement.

Date of contract signature	February 22, 2016
Eventual participation of the other party, its partners or administrators in the issuer’s decision process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners and administrators did not participate in the negotiations as representatives of the issuer. The transaction is part of the operation that was deliberated by the Board of Directors of Braskem S.A., four of whose eleven members are appointed by Petrobras.

Detailed justification on the reasons why the issuer’s management believes that the transaction complied with commutative conditions or provides for proper compensatory payment	The commercial conditions agreed upon with Petrobras were based in international references and reflect the conditions for market.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.